Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

RESERVES UP 52% AT TONGON PROJECT

London, 6 May 2008 - Randgold Resources today reported a material increase in the probable reserves at its Tongon project in Côte d’Ivoire, currently in the early stages of development as the company’s third gold mine in West Africa.

A further conversion of the increased resources recently published in the annual report - which showed an indicated resource at Tongon of 41.96Mt @ 2.37g/t for 3.2 million ounces, and a further 12.99Mt @ 2.56g/t for 1.07 million ounces in the inferred category - has produced a 52% increase in the probable reserves. These now stand at 32.76Mt @ 2.32g/t for 2.44 million ounces. The ore reserve estimate is based on US$550/oz with a cut-off grade of 1g/t. The numbers include dilution and ore loss.

During the quarter, an agreement was also concluded with Randgold Resources’ joint venture partner in Côte d’Ivoire, New Mining CI, to increase Randgold’s interest in the joint venture to 90%. Consequently, after providing for the Government’s 10% free participation as per the mining code, Randgold now owns an effective 81% interest in the Tongon project, which is reflected in the table below.

ORE RESERVE ESTIMATE at April 2007

Deposit	Category	Tonnes (Mt)	Grade (g/t)	Ounces (Moz)	Attributable Ounces (Moz)
					81%
Northern zone	Probable	5.59	2.40	0.43	0.35
Southern zone	Probable	27.17	2.30	2.01	1.63
TOTAL PROBABLE		32.76	2.32	2.44	1.98

Ore reserve estimate based on US$550/oz pit. Cut-off grade =1g/t. Dilution and ore loss included in reserve numbers.

A small amount of inferred resources remains within the pit design and as such has not been declared as reserve. It is reported below as potentially mineable resources. Infill drilling continues to upgrade these resources to the indicated category and it is intended to convert these to reserves by the third quarter of this year. Meanwhile, drilling to delineate high-grade shoots and to test the continuation of the mineralised structure at depth has been completed at the base of the northern zone pit. In the southern zone, drilling has indicated better intercepts associated with the intersection of the braided shear system; this will be the focus of follow-up exploration. These results will be included in the updated resource and reserve declaration in the third quarter.

POTENTIALLY MINEABLE RESOURCE at April 2007

Deposit	Tonnes (Mt)	Grade (g/t)	Ounces (Moz)	Attributable Ounces (Moz)
				81%
Southern zone	5.46	2.13	0.37	0.30

Chief executive Mark Bristow said that, as expected, Tongon had now passed the 2 million ounce reserve mark.

“We are very positive about the prospectivity of this area and believe there is still scope for further growth in the resource base. Here, as elsewhere in the six countries where we operate, exploration continues to build our reserves, enabling us to forecast increased production at a time when industry output is shrinking,” he said.

“As a result of our increased participation as well as the success of our infill drilling programme, Randgold Resources share of the Tongon reserves have increased by 61%.”

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 614 4438 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2006 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2007. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.